

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2018

Bruce Goldberg
Chief Legal Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

Re: SMART Global Holdings, Inc.
Registration Statement on Form S-3
Filed September 20, 2018
File No. 333-227451

Dear Mr. Goldberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at 202-551-3498 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Alan F. Denenberg